

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Fabio Alexandre Narita
President
Green & Quality Home Life, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Green & Quality Home Life, Inc.**
> **Registration Statement on Form S-1**
> **Amended April 12, 2011**
> **File No. 333-168521**

Dear Mr. Narita:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Information about Green & Quality Home Life, Inc., page 7

1. We note your response to prior comment 1. Please revise your summary to describe briefly the remaining steps that must be taken to complete the development of your "product portfolio concept" and your "services portfolio concept" and to clarify whether Mr. Narita or another person will perform those steps. To the extent Mr. Narita will perform these steps, please confirm, if true, that the costs involved in those steps do not include compensation to be paid to Mr. Narita.

2. Please clarify your statement that the closing date of the offering will be June 25, 2011. We note from your disclosure that this date appears to have been determined by reference to the effective date of this registration statement, which has not yet occurred.

<u>Description of our Products and Services Portfolio, page 26</u>

3.   Please delete the last sentence of this section.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely

Amanda Ravitz
Assistant Director

cc (via fax): Thomas E. Puzzo, Esq.